

December 21, 2011

<u>Via Facsimile</u>
Mr. Mark Patterson
Chief Executive Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

      Re: **Boomerang Systems, Inc.**
             Form 10-K for the fiscal year ended September 30, 2010
             Filed December 29, 2010
             File No. 000-10176

Dear Mr. Patterson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant